Exhibit 99.1

NEWS RELEASE

Vancouver, April 30, 2024 – Fortuna Silver Mines Inc. (TSX: FVI) (NYSE: FSM) announced today that the Toronto Stock Exchange has approved the renewal of Fortuna’s normal course issuer bid (the “NCIB”) to purchase up to five percent of its outstanding common shares.

Under the NCIB, purchases of common shares may be made through the Toronto Stock Exchange, the New York Stock Exchange and/or alternative Canadian trading systems. The share repurchase program starts on May 2, 2024 and will expire on the earlier of:

•	May 1, 2025; one calendar year after the renewal of the share repurchase program;

•	the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or

•	the date Fortuna otherwise determines not to make any further repurchases under the NCIB.

Fortuna believes that from time to time, its common shares trade at market prices that may not adequately reflect their underlying value. As a result, depending upon future price movements and other factors, the Board of Directors of Fortuna believes that the repurchase of common shares for cancellation would be an appropriate use of corporate funds. Pursuant to the NCIB, Fortuna is permitted to repurchase up to 15,287,201 common shares, being five percent of its outstanding 305,744,039 common shares as of April 26, 2024. Common shares purchased under the NCIB will be cancelled.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Fortuna based on a number of factors, including Fortuna’s financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow, and capital funding requirements.

The NCIB will be effected in accordance with the Toronto Stock Exchange’s normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Fortuna’s common shares on the applicable exchange. Subject to exceptions for block purchases, Fortuna will limit daily purchases of common shares on the Toronto Stock Exchange in connection with the NCIB to no more than 25 percent, representing 158,239 common shares, of the six-month average daily trading volume of the common shares on the Toronto Stock Exchange, representing 632,957 common shares, during any trading day.

Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws.

In connection with the NCIB, Fortuna has entered into a share repurchase plan with a broker, which will enable the broker to purchase common shares on behalf of Fortuna through the open market in accordance with instructions from management, provided that Fortuna is not in possession of any material non-public information or subject to any black-out periods at such time.

Fortuna’s prior NCIB for the purchase of up to 14,534,581 common shares expires on May 1, 2024. As of April 26, 2024, Fortuna repurchased an aggregate of 1,030,375 common shares on the open market through the facilities of the NYSE at a weighted-average price of US$3.4207 per common share, excluding brokerage fees. The repurchased common shares were subsequently cancelled.

A copy of Fortuna’s notice filed with the Toronto Stock Exchange may be obtained by any shareholder without charge, by contacting Fortuna’s Investor Relations department at info@fortunasilver.com.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to Fortuna’s intention to renew the NCIB and the timing, methods and quantity of any purchases of common shares under the NCIB. These Forward-looking Statements are based on certain assumptions that Fortuna has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Fortuna’s businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability of cash for repurchases of common shares under the NCIB, and compliance with applicable laws and regulations pertaining to an NCIB. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fortuna to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to mineral resource and mineral reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to Fortuna’s ability to replace its mineral reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing Fortuna’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which Fortuna does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of Fortuna’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to Fortuna’s exploration, development and operational activities; risks related to Fortuna’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by Fortuna; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the appeal in respect of the ruling in favour of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization (the “EIA”) at the San Jose Mine will be successful; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact Fortuna’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by Fortuna for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labour relations issues; as well as those factors discussed under “Risk Factors” in Fortuna’s Annual Information Form. Although Fortuna has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of Fortuna’s current mineral resource and mineral reserve estimates; that Fortuna’s activities will be conducted in accordance with Fortuna’s public statements and stated goals; that there will be no material adverse change affecting Fortuna, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo- political uncertainties on Fortuna’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals and permits will be obtained for Fortuna’s business and operations on acceptable terms; that there will be no significant disruptions affecting Fortuna's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and Fortuna disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.